UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)

Huntsman Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

447011 10 7

(CUSIP Number)

James R. Moore, Esq., 500 Huntsman Way, Salt Lake City, Utah 84108, (801) 584-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Huntsman Family Holdings Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,497,282 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,497,282 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,497,282 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon M. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 379,762 shares of Common Stock

	8.	Shared Voting Power 39,302,182 shares of Common Stock

	9.	Sole Dispositive Power 379,762 shares of Common Stock

	10.	Shared Dispositive Power 39,302,182 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,681,944 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter R. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,820,184 shares of Common Stock

	8.	Shared Voting Power 2,094,937 shares of Common Stock

	9.	Sole Dispositive Power 4,820,184 shares of Common Stock

	10.	Shared Dispositive Power 2,094,937 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,915,121 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Statement on Schedule 13D, as amended as of the date hereof (this “Statement”), is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Huntsman Family Holdings Company LLC, a Utah limited liability company (“Huntsman Family Holdings”), (ii) Jon M. Huntsman (“J. Huntsman”) and (iii) Peter R. Huntsman (“P. Huntsman”).  Huntsman Family Holdings, J. Huntsman and P. Huntsman are referred to collectively as the “Reporting Persons.”  In this Schedule 13D, the “Company” refers to Huntsman Corporation, a Delaware corporation, and “Shares” refers to shares of Common Stock, $0.01 par value per share, of the Company.

Since the filing of the initial Schedule 13D to which this Statement relates, there have been numerous amendments filed to report transactions and events related to the Shares and the applicable Reporting Persons, including events causing HMP Equity Trust, a Delaware statutory trust (“HMP Trust”), and certain funds affiliated with MatlinPatterson, LLC (collectively, “MatlinPatterson”) to cease to beneficially own five percent or more of the Company’s outstanding Shares, among other events and transactions.  In light of these numerous transactions, events and amendments to the Schedule 13D to which this Statement relates, the Reporting Persons desire to amend and restate the Schedule 13D to remove certain disclosure added by previous amendments that is no longer material to this Schedule 13D or is no longer correct and to simplify the disclosure.

In addition, on December 15, 2011, Huntsman Family Holdings distributed the following Shares to the following persons (on a pro rata basis according to such persons’ interests in Huntsman Family Holdings) in redemption of all of such persons’ interests in Huntsman Family Holdings: (i) 1,430,608 Shares to P. Huntsman individually, (ii) 1,060,280 Shares to P. Huntsman and his spouse and (iii) 843,657 Shares to P. Huntsman’s spouse as custodian under the Utah Uniform Transfers to Minors Act for P. Huntsman’s children.  This distribution was not due to any sale of Shares by any Reporting Person.  The foregoing redemption transaction is referred to in this Statement as the “Redemption.”

This Statement is being filed on behalf of the Reporting Persons to (i) amend and restate the Schedule 13D to remove certain disclosure that is no longer material to this Schedule 13D or is no longer correct and to simplify the disclosure and (ii) report the impact of the Redemption on the beneficial ownership of Shares by the Reporting Persons.  Following the Redemption, P. Huntsman does not beneficially own any of the Shares held by Huntsman Family Holdings and will cease to be a Reporting Person.

Item 1. Security and Issuer

This Statement relates to the Common Stock, $0.01 par value per share, of the Company. The principal executive offices of the Company are located at 500 Huntsman Way, Salt Lake City, Utah 84108.

Item 2. Identity and Background.

This Statement is filed jointly by the Reporting Persons. The Reporting Persons have entered into a revised Joint Filing Agreement dated as of December 21, 2011, a copy of which is included as an Exhibit to this Statement, pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

Huntsman Family Holdings was formed for the purpose of holding membership interests in Huntsman Holdings, an entity that owned all of the outstanding Shares prior to the Reorganization Transactions (as such term is defined in Item 3 of this Statement). The principal business of Huntsman Family Holdings is to hold Shares. The name, business address, present principal occupation or employment and citizenship of each manager and executive officer of Huntsman Family Holdings are set forth in Schedule A.

The principal occupation of J. Huntsman is serving as Executive Chairman of the Board of Directors of the Company. The principal occupation of P. Huntsman is President and Chief Executive Officer of the Company. Each of J.

Huntsman and P. Huntsman are citizens of the United States of America. J. Huntsman is the father of P. Huntsman. The business address of each of Huntsman Family Holdings and J. Huntsman is 500 Huntsman Way, Salt Lake City, Utah 84108. The business address of P. Huntsman is 10003 Woodloch Forest Dr., The Woodlands, Texas 77380.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

On February 10, 2005, the Company engaged in certain reorganization transactions (the “Reorganization Transactions”) in order to reorganize the structure of the Company and its affiliates in a manner that would facilitate the initial public offering of the Shares.  Before the Reorganization Transactions were effectuated, on February 10, 2005, Huntsman Family Holdings and MatlinPatterson caused to be delivered to HMP Trust all of the Shares that they were entitled to receive pursuant to the Reorganization Transactions, and Huntsman Family Holdings, MatlinPatterson, certain affiliated persons, as administrative trustees, and a Delaware trustee entered into the HMP Equity Trust Amended and Restated Trust Agreement (the “Trust Agreement”).  No other consideration was paid or given by Huntsman Family Holdings or MatlinPatterson in connection with the Reorganization Transactions.  All Shares held by HMP Trust were subsequently distributed by HMP Trust back to Huntsman Family Holdings and MatlinPatterson. No consideration was paid or given by Huntsman Family Holdings or MatlinPatterson in connection with such distributions. MatlinPatterson sold into the open market all Shares that it received from HMP Trust.  Huntsman Family Holdings has also sold into the open market certain Shares that it received from HMP Trust, but continues to hold certain Shares as described in Item 5 of this Statement.

In June of 2007, HMP Trust transferred 23,762,000 Shares (the “Contribution Shares”) to Huntsman Family Holdings, which further distributed the Contribution Shares to J. Huntsman, one of its members, for the purpose of allowing J. Huntsman to make a charitable contribution.  J. Huntsman contributed the Contribution Shares on June 25, 2007 to The Jon and Karen Huntsman Foundation (the “Huntsman Foundation”) and Fidelity Charitable Gift Fund (the “Contribution”). No consideration was paid or given in connection with the Contribution.  Following the Contribution, the Huntsman Foundation holds 21,782,000 Shares.

The Redemption was completed on December 15, 2011.  The Redemption was not due to any sale of Shares by any Reporting Person.  The Redemption involved a distribution of the following Shares to the following persons (on a pro rata basis according to such persons’ interests in Huntsman Family Holdings) in redemption of all of such persons’ interests in Huntsman Family Holdings: (i) 1,430,608 Shares to P. Huntsman individually, (ii) 1,060,280 Shares to P. Huntsman and his spouse and (iii) 843,657 Shares to P. Huntsman’s spouse as custodian under the Utah Uniform Transfers to Minors Act for P. Huntsman’s children. No consideration was paid or given in connection with the Redemption.

Item 4. Purpose of Transaction.

Before the Reorganization Transactions were effectuated, in order to reorganize the structure of the Company and its affiliates in a manner that would facilitate the initial public offering of Shares and pursuant to the terms of the Trust Agreement, on February 10, 2005, each of Huntsman Family Holdings and MatlinPatterson caused to be delivered to HMP Trust all of the Shares that they were entitled to receive pursuant to the Reorganization Transactions.  All Shares held by HMP Trust were subsequently distributed by HMP Trust back to Huntsman Family Holdings and MatlinPatterson. MatlinPatterson sold into the open market all Shares that it received from HMP Trust.  Huntsman Family Holdings also sold into the open market certain Shares that it received from HMP Trust, but continues to hold certain Shares as described in Item 5 of this Statement.

As described more fully in Item 3 hereof, the Contribution was completed on June 25, 2007.  Following the Contribution, the Huntsman Foundation holds 21,782,000 Shares.

On December 15, 2011, the Redemption was completed by Huntsman Family Holdings distributing the following Shares to the following persons (on a pro rata basis according to such persons’ interests in Huntsman Family Holdings) in redemption of all of such persons’ interests in Huntsman Family Holdings: (i) 1,430,608 Shares to P. Huntsman individually, (ii) 1,060,280 Shares to P. Huntsman and his spouse and (iii) 843,657 Shares to P. Huntsman’s spouse as custodian under the Utah Uniform Transfers to Minors Act for P. Huntsman’s children. The distribution was not due to any sale of Shares by any Reporting Person.

None of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement, has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)   Following the Redemption, Huntsman Family Holdings is the direct owner of 17,497,282 Shares, or approximately 7.4% of the 237,778,496 Shares outstanding as of October 24, 2011.

J. Huntsman may be deemed to be the beneficial owner of the 17,497,282 Shares (approximately 7.4% of the outstanding Shares) held by Huntsman Family Holdings, by virtue of owning a significant portion of the membership interests of Huntsman Family Holdings which ownership may enable J. Huntsman to influence the actions taken by Huntsman Family Holdings and the composition of the management of Huntsman Family Holdings.  In addition to the foregoing, J. Huntsman is the direct owner of 379,762 Shares (less than 1% of the outstanding Shares), including 163,083 shares of restricted Common Stock (less than 1% of the outstanding Shares), and  J. Huntsman may be deemed to be the beneficial owner of (i) 22,900 Shares (less than 1% of the outstanding Shares) held by the Karen H. Huntsman Inheritance Trust, by virtue of being the spouse of the trustee of such trust and (ii) the 21,782,000 Shares (approximately 9.2% of the outstanding Shares) which he contributed to the Huntsman Foundation in the Contribution, by virtue of having the right to appoint all trustees on the Board of Trustees of the Huntsman Foundation and the right to remove any such trustees with or without cause or for any reason. J. Huntsman expressly disclaims beneficial ownership of any Shares held by Huntsman Family Holdings, except to the extent of his percentage interest therein, and any Shares held by the Karen H. Huntsman Inheritance Trust or the Huntsman Foundation.

Following the Redemption, P. Huntsman is the sole direct owner of 3,136,785 Shares (approximately 1.3% of the outstanding Shares), including 368,021 shares of restricted Common Stock (less than 1% of the outstanding Shares), and P. Huntsman is the beneficial owner of an additional 1,683,399 shares of Common Stock subject to stock options exercisable within 60 days (less than 1% of the outstanding Shares).  Additionally, following the Redemption, P. Huntsman and his spouse together directly own 1,060,280 Shares (less than 1% of the outstanding Shares). Furthermore, following the Redemption, P. Huntsman may be deemed to be the beneficial owner of an additional 843,657 Shares (less than 1% of the outstanding Shares) held by his spouse as custodian under the Utah Uniform Transfers to Minors Act for the benefit of their children and 191,000 Shares (less than 1% of the outstanding Shares) held by his spouse as custodian under the Uniform Gifts to Minors Act for the benefit of their children.  P. Huntsman expressly disclaims beneficial ownership of any Shares held by his spouse for the benefit of their children. Following the Redemption, P. Huntsman does not beneficially own any of the Shares held by Huntsman Family Holdings.

The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Shares owned by, or held for the benefit of, other parties.

(b)  Following the Redemption, Huntsman Family Holdings has shared voting and dispositive power with respect to the 17,497,282 Shares (approximately 7.4% of the 237,778,496 Shares outstanding as of October 24, 2011) held by it.

In addition to the shared voting power that J. Huntsman may hold with respect to the 17,497,282 Shares held by Huntsman Family Holdings by virtue of owning a significant portion of the membership interests of Huntsman Family Holdings which ownership may enable J. Huntsman to influence the actions taken by Huntsman Family Holdings and the composition of the management of Huntsman Family Holdings, J. Huntsman has sole voting and dispositive power with respect to 379,762 Shares (less than 1% of the outstanding Shares), which includes 163,083 shares of restricted Common Stock (less than 1% of the outstanding Shares), and J. Huntsman may also be deemed to have shared voting and dispositive power with respect to an additional

(i) 22,900 Shares (less than 1% of the outstanding Shares) held by the Karen H. Huntsman Inheritance Trust, by virtue of being the spouse of the trustee of such trust and (ii) 21,782,000 Shares (approximately 9.2% of the outstanding Shares) which he contributed to the Huntsman Foundation in the Contribution, by virtue of having the right to appoint all trustees on the Board of Trustees of the Huntsman Foundation and the right to remove any such trustees with or without cause or for any reason. J. Huntsman expressly disclaims beneficial ownership of any Shares held by Huntsman Family Holdings, except to the extent of his percentage interest therein, and any Shares held by the Karen H. Huntsman Inheritance Trust or the Huntsman Foundation.

Following the Redemption, P. Huntsman has sole voting and dispositive power with respect to 3,136,785 Shares (approximately 1.3% of the outstanding Shares), including 368,021 shares of restricted Common Stock (less than 1% of the outstanding Shares), and upon exercise will have sole voting and dispositive power with respect to an additional 1,683,399 shares of Common Stock subject to stock options exercisable within 60 days (less than 1% of the outstanding Shares).  Additionally, following the Redemption, P. Huntsman and his spouse have shared voting and dispositive power with respect to 1,060,280 Shares (less than 1% of the outstanding Shares) held by them together.  Furthermore, following the Redemption, P. Huntsman may also be deemed to have shared voting and dispositive power with respect to an additional 843,657 Shares (less than 1% of the outstanding Shares) held by his spouse as custodian under the Utah Uniform Transfers to Minors Act for the benefit of their children and 191,000 Shares (less than 1% of the outstanding Shares) held by his spouse as custodian under the Uniform Gifts to Minors Act for the benefit of their children.  P. Huntsman expressly disclaims beneficial ownership of any Shares held by his spouse for the benefit of their children. Following the Redemption, P. Huntsman does not have voting or dispositive power with respect to any of the Shares held by Huntsman Family Holdings.

(c)   Except for the transactions reported in this Statement, the Reporting Persons did not engage in any transactions with respect to the Shares within the last 60 days.

(d)   Not applicable

(e)   Following the Redemption, P. Huntsman does not beneficially own any of the Shares held by Huntsman Family Holdings and will cease to be a Reporting Person.  Accordingly, this Statement is an exit filing for P. Huntsman.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company, Huntsman Family Holdings, and other stockholders of the Company entered into a Registration Rights Agreement on February 10, 2005 pursuant to which the Company granted to Huntsman Family Holdings demand and piggyback registration rights (including, without limitation, rights to demand shelf registration statements) for the Shares beneficially owned by them. Despite a registration demand, the Company may delay filing of the registration statement for up to 90 days if, in the good faith judgment of the Company’s board of directors, filing the registration statement would require the disclosure of pending or contemplated matters or information, the disclosure of which would likely be detrimental to the Company or materially interfere with its or its subsidiaries business or a pending or contemplated material transaction involving the Company or any of its subsidiaries, which period may be extended for up to an additional 90 days upon a subsequent good faith determination by the Company’s board of directors that the conditions for deferral still exist. The agreement also provides that the Company will pay the costs and expenses, other than underwriting discounts and commissions, related to the registration and sale of Shares that are registered pursuant to the registration rights agreement. The agreement contains customary registration procedures and indemnification and contribution provisions requiring indemnification or contribution by the Company for the benefit of the stockholders whose shares are registered and sold pursuant to the agreement. Each of the stockholders whose shares are registered and sold pursuant to the agreement has agreed to indemnify the Company solely with respect to information provided by such person for use in the prospectus related to the offering of Shares by such person, with such indemnification being limited to the proceeds of the offering received by such person.

J. Huntsman and P. Huntsman are party to certain customary restricted stock agreements and/or stock option agreements, in the forms filed as exhibits to the Company’s periodic reports and referenced in Item 7 below, relating to grants that have been made under the Huntsman Corporation Stock Incentive Plan.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated as of December 21, 2011 by and among Huntsman Family Holdings Company LLC, Jon M. Huntsman and Peter R. Huntsman.

Exhibit 2 (*)

Registration Rights Agreement dated as of February 10, 2005, by and among the Company and the stockholders signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2005 (File No. 001-32427)).

Exhibit 3

Form of Restricted Stock Agreement between J. Huntsman and Huntsman Corporation, effective for grants from February 6, 2008 to September 21, 2010 (incorporated by reference to Exhibit 10.37 to the annual report on Form 10-K of Huntsman Corporation filed on February 22, 2008 (File No. 001-32427)); and Form of Restricted Stock Agreement between J. Huntsman and Huntsman Corporation, effective for grants after September 21, 2010 (incorporated by reference to Exhibit 10.40 to the annual report on Form 10-K of Huntsman Corporation filed on February 17, 2011 (File No. 001-32427)).

Exhibit 4

Form of Restricted Stock Agreement between P. Huntsman and Huntsman Corporation, effective for grants prior to February 6, 2008 (incorporated by reference to Exhibit 10.21 to Amendment No. 4 to the Company’s registration statement on Form S-1 filed on February 8, 2005 (File No. 333-120749)); Form of Restricted Stock Agreement between P. Huntsman and Huntsman Corporation, effective for grants from February 6, 2008 to September 21, 2010 (incorporated by reference to Exhibit 10.37 to the annual report on Form 10-K of Huntsman Corporation filed on February 22, 2008 (File No. 001-32427)); and Form of Restricted Stock Agreement between P. Huntsman and Huntsman Corporation, effective for grants after September 21, 2010 (incorporated by reference to Exhibit 10.40 to the annual report on Form 10-K of Huntsman Corporation filed on February 17, 2011 (File No. 001-32427)).

Exhibit 5

Form of Nonqualified Stock Option Agreement between P. Huntsman and Huntsman Corporation, effective for grants prior to February 2, 2011 (incorporated by reference to Exhibit 10.2 to Amendment No. 4 to the Company’s registration statement on Form S-1 filed on February 8, 2005 (File No. 333-120749)); and Form of Nonqualified Stock Option Agreement, effective for grants on or after February 2, 2011 (incorporated by reference to Exhibit 10.42 to the annual report on Form 10-K of Huntsman Corporation filed on February 17, 2011 (File No. 001-32427)).

Exhibit 24.1(*)	Power of Attorney for Huntsman Family Holdings Company LLC (filed with Amendment No. 8 to this Statement on September 24, 2009).

Exhibit 24.2(*)	Power of Attorney for Jon M. Huntsman (filed with Amendment No. 8 to this Statement on September 24, 2009).

Exhibit 24.3(*)	Power of Attorney for Peter R. Huntsman (filed with Amendment No. 8 to this Statement on September 24, 2009).

(*)                                 Previously filed as an exhibit to the Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 21, 2011	HUNTSMAN FAMILY HOLDINGS COMPANY LLC

	By:	/s/ Jon M. Huntsman
Name: Jon M. Huntsman
Title: President

/s/ Jon M. Huntsman
Jon M. Huntsman

/s/ Peter R. Huntsman
Peter R. Huntsman

SCHEDULE A

EXECUTIVE OFFICERS AND MANAGERS
OF
HUNTSMAN FAMILY HOLDINGS COMPANY LLC

The name and titles of the executive officers and managers of Huntsman Family Holdings Company LLC and their principal occupations are set forth below. Unless otherwise indicated in the Statement, each such person is a United States citizen and the business address of each such person is 500 Huntsman Way, Salt Lake City, Utah 84108.

Name	Principal Occupation

Jon M. Huntsman	Executive Chairman of Huntsman Corporation

Karen H. Huntsman	Retired

David H. Huntsman	Self-employed

James H. Huntsman	Division President of Huntsman Corporation

Paul C. Huntsman	Self-employed

David S. Parkin	Self-employed

Richard R. Durham	Self-employed

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a Statement on Schedule 13D (including all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Huntsman Corporation and that this Agreement be included as an exhibit to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 21, 2011.

HUNTSMAN FAMILY HOLDINGS COMPANY LLC

By:	/s/ Jon M. Huntsman
Name: Jon M. Huntsman
Title: President

/s/ Jon M. Huntsman
Jon M. Huntsman

/s/ Peter R. Huntsman
Peter R. Huntsman